DC

February 9, 2004

Act: 34
Section: 13(a)
Rule:
Public
Availability: 2-9-04

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Pegasus Aircraft Partners, L.P. (the "Partnership")
Incoming Letter dated January 26, 2004

Based on the facts presented, the Division will not object if the Partnership discontinues filing annual and quarterly reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and instead, pursuant to its undertaking, the Partnership discloses any material events relating to its winding up and liquidation in current reports filed on Form 8-K.

This position is based on the representations made to the Division in your letter. Any different facts or circumstances might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Robert T. Plesnarski
Special Counsel

835900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2004

Saul H. Finkelstein
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

Re: Pegasus Aircraft Partners, L.P.

Dear Mr. Finkelstein:

In regard to your letter of January 26, 2004, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

(212) 373-3280

WRITER'S DIRECT FACSIMILE

(212) 373-2004

WRITER'S DIRECT E-MAIL ADDRESS

sfinkelstein@paulweiss.com

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

62, RUE DU FAUBOURG SAINT-HONORÉ
75008 PARIS, FRANCE
TELEPHONE (33 1) 53 43 14 14
FACSIMILE (33 1) 53 43 00 23

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

ORIENTAL PLAZA, TOWER E3
SUITE 1205
NO. 1 EAST CHANG AN AVENUE
DONG CHENG DISTRICT
BEIJING, 100738
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 8518-2766
FACSIMILE (86-10) 8518-2760/61

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

January 26, 2004

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: No-Action Letter Request Relating to:
Pegasus Aircraft Partners, L.P.
Commission File No. 0-17712
Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934

Dear Sir or Madam:

On behalf of Pegasus Aircraft Partners, L.P., a limited partnership formed under the laws of Delaware (the "**Partnership**"), we are writing to request confirmation from the Division of Corporate Finance (the "**Division**") that, under the circumstances described below, it will not recommend to the Securities and Exchange Commission (the "**Commission**") any enforcement action if the Partnership does not fully comply with the reporting requirements of Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**").

As further discussed below, the Partnership does not conduct any active business operations, the Limited Partnership Depositary Units of the Partnership (the **"Limited Partnership Units"**), which represent the economic rights attributable to limited partnership interests in the Partnership, are not publicly or actively traded, and limited Exchange Act reporting is consistent with the protection of public investors.

The Partnership, which is registered under Section 12(g) of the Exchange Act, is current in its reporting requirements under the Exchange Act. The Partnership proposes to cease filing its quarterly reports on Form 10-Q and its annual reports on Form 10-K, both required by Section 13(a) and Section 15(d) of the Exchange Act. The Partnership would, however, file additional Current Reports on Form 8-K upon the occurrence of any material events. For the reasons set forth in this letter, it is our opinion that the requested relief would be consistent with the public interest and the protection of investors and would further the purposes fairly intended by the policy and provisions of the Exchange Act.

Factual Background

The Partnership was formed in June 1988 for the purpose of acquiring, on an all-cash basis, a fully-specified portfolio of used commercial aircraft subject to triple net leases with both foreign and domestic commercial airlines. The general partners of the Partnership are Pegasus Aircraft Management Corporation, the Managing General Partner, a California corporation that is a wholly-owned subsidiary of Pegasus Capital Corporation, and Air Transport Leasing, Inc., the Administrative General Partner, a Delaware corporation that is a wholly-owned subsidiary of UBS Americas, Inc., a successor through acquisition to Paine Webber Group, Inc. (Pegasus Aircraft Management Corporation and Air Transport Leasing, Inc. are herein collectively referred to as the "**General Partners**").

On October 18, 1988, the Partnership commenced an offering of its Limited Partnership Units. The $80,000,000 maximum offering size was reached during the first quarter of 1989. During the period between December 23, 1988 and March 22, 1989, the Partnership acquired its portfolio of used commercial aircraft.

The Partnership sold its Boeing 747 in 2000, its MD-82 in 2001, its two Boeing 727-200 freighters and its 50% ownership in a McDonnell Douglas MD-81 in 2002, and its last remaining aircraft, a Boeing 727-200, on September 30, 2003. The Partnership currently has as its only asset a cash reserve of approximately $1,000,000 that requires no active management. The Partnership is in the process of determining any remaining liabilities for which cash reserves must be maintained in connection with its winding up and final distribution to its Limited Partners (the "**Limited Partners**").

Dissolution. The Partnership is organized under the laws of Delaware. Section 17-801(5) of the Delaware Revised Uniform Limited Partnership Act provides that a limited partnership is dissolved and its affairs wound up upon the happening of events specified in a partnership agreement. Pursuant to Section 8.1 of the First Amended and Restated Limited Partnership Agreement of the Partnership (the "**Partnership**

Agreement"), the Partnership shall dissolve and its affairs shall be wound up upon the earliest to occur of certain specified events, one of which is the disposition of the Partnership's last interest in any aircraft. As stated above, the Partnership has disposed of its last remaining interest in an aircraft. From now until distribution of the cash reserve to the Limited Partners, the Partnership will not conduct any active business operations and will only take actions that are required to further its own liquidation and termination. The Partnership's remaining cash reserve will be distributed solely to Limited Partners of record.

Limited Partnership Units not Listed or Traded. The Partnership is a closed-end entity that, as of November 3, 2003, had issued and outstanding 4,000,000 Limited Partnership Units held by 4,318 Limited Partners of record. The Limited Partnership Units have never been listed or traded on a public securities exchange or on any similar trading facility, nor was there ever an organized trading market for the purchase and sale of Limited Partnership Units. In a Form 8-K filed with the Commission on June 24, 2003, the Partnership disclosed that as of July 15, 2003 it would suspend all third party transfers of Limited Partnership Units. On July 15, 2003, the General Partners instructed the Partnership's transfer agent not to register third party transfers of Limited Partnership Units. Since the suspension was announced, the Partnership's transfer agent has confirmed that there have been no third party transfers of Limited Partnership Units registered on the books of the Partnership. The General Partners will not remove the suspension on all third party transfers of Limited Partnership Units during the Partnership's duration.

Winding Up and Termination of the Partnership. The Partnership's termination is anticipated to occur no later than September 30, 2004. The General Partners believe that while they are unaware of any remaining Partnership liabilities, as a prudent business matter, it is advisable to maintain the Partnership's existence for an additional nine months to make certain that no Partnership liabilities remain. Section 8.2(a) of the Partnership Agreement provides that the General Partners shall liquidate the assets of the Partnership and apply and distribute the proceeds thereof as contemplated by the Partnership Agreement. Section 17-203 of Delaware's Revised Uniform Limited Partnership Act permits a limited partnership to file a certificate of cancellation "upon the dissolution and the completion of winding up of a limited partnership." Accordingly, upon the distribution of its cash reserve, the Partnership will be terminated and will file a certificate of cancellation with the Secretary of State of Delaware. In the Form 8-K filed with the Commission on June 24, 2003, the Partnership indicated that it would enter into a liquidating trust agreement following the sale of its last aircraft. The Partnership will not enter into such an agreement.

Communications with Limited Partners. The Partnership has advised that it will file Forms 8-K when and as necessary to publicly disclose all material events relating to the winding-up and termination of the Partnership. Pursuant to Section 9.4 of the Partnership Agreement, it will continue to be obligated to provide annual reports to its Limited Partners. As required by the Partnership Agreement, the annual report will contain, among other items, audited financial statements prepared in accordance with generally accepted accounting principles. In addition to the foregoing, the Partnership has authorized us to represent to the Division that the Partnership will file a Form 8-K upon its termination in order to disclose the liquidation of the Partnership and the termination of its existence.

Relief Sought

Due to the number of Limited Partners in the Partnership, the Partnership is not eligible to file a Form 15 to terminate its registration under Section 12(g) of the Exchange Act. The Partnership has continued to file reports under the Exchange Act in accordance with Section 13(a) and Section 15(d). To date, the Partnership is current and timely in meeting its reporting requirements under the Commission's rules. However, because of (a) the lack of active business operations by the Partnership, (b) the absence of a trading market in the Limited Partnership Units of the Partnership and (c) the anticipated termination of the Partnership as a result of the sale of all of its assets, the Partnership believes that the continued filing of all of such reports no longer serves any useful purpose. Moreover, the continued filing of such reports would require the expenditure of funds which otherwise could be distributed to the Limited Partners. While the General Partners acknowledge that under the Partnership Agreement the Partnership continues to be obligated for the expense of an annual audit, they estimate that the Partnership would incur additional annual expenses of approximately $100,000 in accounting, printing, legal and miscellaneous expenses if it were to continue to be obligated to file Exchange Act reports. Regardless of the actual amount of the additional expense, any incremental cost to the Partnership does not serve the interests of the Limited Partners nor does it increase the protection of investors.

For these reasons, the Partnership respectfully requests the Division to confirm that it will not take enforcement actions against the Partnership or its General Partners if the Partnership ceases to file its Forms 10-K and 10-Q, and undertakes to file Forms 8-K when and as necessary to publicly disclose all material events relating to the winding up and termination of the Partnership.

Discussion

Under Exchange Act Release No. 34-9660 (June 30, 1972), the Commission has allowed the modification of Exchange Act reporting obligations where the issuer, like the Partnership, has virtually ceased operation and such relief is not inconsistent with the protection of public investors. In determining whether the requested relief is consistent with the protection of investors, the release notes that the Commission will consider the nature and extent of the trading in the securities of the issuer. The Commission has also conditioned the modification of Exchange Act reporting obligations on a determination that full compliance would entail unreasonable effort or expense in light of the potential benefits of such reporting.

In several no-action letters issued in this area, the Division has taken a position that it will not recommend enforcement action against an issuer which is otherwise current in its Exchange Act reporting obligations, or its officers and directors, where the filing of Forms 10-Q and 10-K is suspended but the issuer undertakes to disclose to public investors any material developments relating to its winding up and termination on

Form 8-K. In particular, the relevant facts in the Commission's grant of relief in *Cambridge Advantaged Properties II Limited Partnership* (available February 6, 2002)("**Cambridge**") are almost identical to the facts involving the Partnership. In Cambridge, the subject partnership had recently sold substantially all of its assets and did not conduct any active business operations. As with the Partnership, the Cambridge partnership was not listed or traded on a securities exchange nor were its securities permitted to be transferred except in certain limited circumstances. *See also, RWB Medical Income Properties 1 Limited Partnership, RWB Medical Income Properties 2A Limited Partnership, and RWB Medical Income Properties 2B Limited Partnership* (available May 12, 1998); *Secom General Corporation* (available March 21, 2001); *and Numerica Financial Corporation* (available April 1, 1996).

We believe that the relief requested by the Partnership is entirely consistent with the position taken by the Division in other no-action letters dealing with similar circumstances as follows:

- the Partnership no longer conducts any active business operations;
- there has historically been only limited trading in the Limited Partnership Units, the Limited Partnership Units have never been listed or traded on a public securities exchange or on any similar trading facility, and the General Partners have announced the suspension of all third party transfers of the Limited Partnership Units;
- the Partnership's only remaining activity is acting as a caretaker of its cash reserve for a limited period of time and completing the distribution of its assets to the Limited Partners; and
- the Partnership has agreed to undertake to file with the Commission a Form 8-K with respect to any material subsequent events occurring during the winding up of its affairs, including a report concerning its final termination, and will continue to provide annual reports to its Limited Partners as required by the Partnership Agreement.

For all of the foregoing reasons, the Partnership believes that the requested relief is consistent with the protection of investors. In this regard, the Partnership believes that the expense of continuing to prepare regular reports on Forms 10-K and 1O-Q, will not benefit the Limited Partners and will only reduce the funds otherwise available to distribute to the Limited Partners.

In accordance with Release No. 33-6269 (December 5, 1980), seven additional copies of this letter are enclosed. Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope.

If you have any questions or require additional information, please contact me at 212-373-3280. If you are disinclined to grant the requested relief, we would very much appreciate the opportunity to discuss with you, in advance, any additional conditions which you might consider imposing in connection with a favorable determination.

Sincerely yours,

Saul H. Finkelstein, Esq.